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                                               FILED PURSUANT TO RULE 424(B)(5)
                                                  REGISTRATION NUMBER 333-97697


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 20, 2002)


                                  15,295 SHARES

                             WASTE MANAGEMENT, INC.
                                  COMMON STOCK


         Our common stock is listed on the New York Stock Exchange under the trading symbol "WMI." On January 20, 2004 the last reported sale price of the common stock on the New York Stock Exchange was $27.81 per share.

         We are issuing the shares directly to a warrant holder upon exercise by such holder of a currently outstanding warrant. We issued the warrant, which has an exercise price of $24.625 per share, in April 1996 in connection with an acquisition. The warrant allows for a cashless exercise pursuant to which we will withhold the number of shares that, based on the fair market value of our common stock, equals the exercise price of the warrant and issue the remaining shares to the warrant holder. The warrant allows the holder to purchase 111,250 shares and, based on the market value of our common stock of $28.55 (as calculated under the warrant), we will issue 15,295 shares to the holder. As a result of the cashless exercise, we will not receive any proceeds from the sale of the shares.

         INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THE PROSPECTUS DATED NOVEMBER 20, 2002.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         WE EXPECT TO DELIVER THE SHARES AGAINST PAYMENT THEREFOR IN HOUSTON, TEXAS ON OR ABOUT JANUARY 22, 2004.


                  Prospectus Supplement dated January 21, 2004